AMERICAN EDUCATION CENTER, INC.

December 17, 2014

Via Edgar

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	AMERICAN EDUCATION CENTER, Inc. (CIK # 0001626556)

Dear Sir/ Madam:

Please be advised that American Education Center, Inc. (the “Company”), engaged its legal counsel effective as of August 8, 2014, in connection with the Company’s Registration Statement (the “Registration Statement”) on Form S-1, filed with the Securities and Exchange Commission on December 17, 2014. Please send copies of all future correspondence concerning the Company or the Registration Statement to our legal counsel, Yue Cao Esq., the Law Office of Yue & Associates, P.C. Our new counsel’s contact information is:

Law Office of Yue & Associates, P.C.

708 3rd Avenue, 5 FL

New York, New York 10017

Attn: Yue Cao, Esq.

ycao@yueuslaw.com

(212)-209-3894

Please contact Ms. Yue Cao at (212)-209-3894 with any questions.

Sincerely,

AMERICAN EDUCATION CENTER, INC.

By:	/s/ Hinman Au
Name: Hinman Au
Title: Chief Executive Officer

cc:	Yue Cao, Esq.

Law Office of Yue & Associates, P.C.